March 15, 2012

Via E-mail
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549
Attn: Michael Clampitt

Re:	EastBridge Investment Group Corp.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed April 14, 2011

Current Report on Form 8-K
Filed January 3, 2012
File No. 000-52282

Dear Mr. Clampitt:

EastBridge Investment Group Corp. (the “Company”, “it”, “we”, “us” or “our”) is electronically transmitting hereunder our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 1, 2012 regarding our Form 10-K for the Fiscal Year Ended December 31, 2010 (the “Form 10-K”) previously filed on April 14, 2011.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with our response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Part I

Item 1. Business

Business Strategies, page 5

1.
We note your statement that you have ten clients that you are assisting in registering with the U.S. Securities and Exchange Commission. In your response letter, please identify by name the companies you have assisted, during the past three years, in registering with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and/or that you have assisted in initiating trading of their stock on a United States stock market or exchange. Please also identify by name the companies that you have assisted that are currently registered with the U.S. Securities and Exchange Commission and the companies that are currently trading on a United States stock market or exchange.

Annex A attached hereto identifies by name the companies the Company has assisted, during the past three years, in registering with the Commission and/or that its has assisted in initiating trading of their stock on a United States stock market or exchange. It also identifies by name the companies that the Company has assisted that are currently registered with the U.S. Securities and Exchange Commission and the companies that are currently trading on a United States stock market or exchange.

2.
For each company you identify in answer to comment 1, tell us the percentage of the stock of the company that each of EastBridge and/or its affiliates (including subsidiaries, directors, officers and majority shareholders) received in exchange for the assistance of EastBridge and/or its affiliates in connection with Exchange Act registration and/or initiating trading of stock on a United States stock market or exchange. In addition, please tell us the current percentage owned by each of EastBridge and/or its affiliates if the percentage has changed.

Column IV of Annex A attached hereto sets forth the percentage of the stock of the company that each of EastBridge and/or its affiliates received in exchange for the assistance of EastBridge and/or its affiliates in connection with its services. It also indicates the amounts of percentage equity interest in such company held by EastBridge.

Please be advised that the current percentage owned by each of EastBridge and/or its affiliates if the percentage has not changed.

3.
For each company you identify in answer to comment 1, tell us whether (i) you entered into an agreement (e.g., engagement agreement, entrustment agreement, advisory agreement, or the like) with that company pursuant to which EastBridge agreed to assist with Exchange Act registration and/or the trading of stock on a United States stock market or exchange in exchange for compensation, and (ii) whether the agreement was filed with the S.E.C. pursuant to an Exchange Act report. For example, we note that EastBridge entered into an Entrustment Agreement with China Golden Eagle Automobile Sales Co., Ltd., which agreement was filed with the S.E.C on May 16, 2011.

Please refer to Column V of Annex A for the Company’s responses to comment #3.

4.
For each company you identify in answer to comment 1, tell us whether EastBridge received shares in exchange for its services and, if so, whether those shares were distributed to EastBridge security holders. Where shares were distributed to EastBridge shareholders, please tell us whether the distributions were registered pursuant to the Securities Act of 1933 or were exempt from registration under the Securities Act. If the company believes the distributions were exempt, please tell us the exemption(s) relied upon for each distribution and provide us with a detailed analysis in support of your belief that the exemption from registration you relied upon was available.

Please refer to Column VI of Annex A for Company’s response to comment #4. The distributions of the securities of Wonder International Education and Tsingda Eedu Corp. by the Company to its shareholders were both covered by effective registration statements with the Commission effective on January 6, 2011 and March 4, 2011, respectively.

Current Report on Form 8-K filed January 3, 2012

General

5.
Unless otherwise specified, reports on Form 8-K must be filed or furnished within four business days after occurrence of the event. Refer to General Instruction B.1. of Form 8K. We note that you filed a Form 8-K regarding the stock purchase agreement and stock sale on January 3, 2012 for an event you indicated in the report occurred on December 14, 2011. Please advise.

Please be advised that the Company filed the Form 8-K on January 3, 2012 because it did not receive payment for the stock sale through wire transfer until December 28, 2011 on which date the agreement was considered by both parties to be effective. The Form 8-K incorrectly stated that the event occurred on December 14, 2011.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

6.
We note that pursuant to the agreement, EastBridge sold 500,000 ordinary shares of Tsingda Eedu to An Lingyan in exchange for a cash payment of $600,000. Section 3(a)(1)(C) of the Investment Company Act of 1940 (the “Investment Company Act”) defines an “investment company” to include any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 percent of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis. Section 3(a)(2) of the Investment Company Act defines “investment securities” for purposes of this section to include all securities except Government securities, securities issued by employees’ securities companies, and securities issued by majority-owned subsidiaries of the owner that are not relying on the exception from the definition of “investment company” in Section 3(c)(1) or 3(c)(7) of the Investment Company Act.

The Form 10-Q filed by EastBridge for the quarterly period ended September 30, 2011, disclosed that EastBridge had total assets (on a consolidated basis) of $1,228,248, which included $13,102 of cash and cash equivalents and $1,215,146 of investment securities. It appears that EastBridge accordingly owned (on a consolidated basis) investment securities having a value of approximately 98.9 % of its total assets exclusive of Government securities and cash items.

Please provide, on an unconsolidated basis, the amount of EastBridge’s investment securities, Government and cash equivalents, and total assets. If, on an unconsolidated basis, EastBridge owns investment securities exceeding 40 % of its total assets less Government securities and cash items, please advise us whether EastBridge relies on an exception or exclusion from the definition of “investment company” in the Investment Company Act. Please provide a complete analysis of the basis for such reliance.

If you are relying on section 3(b)(1) of the Investment Company Act, please explain the basis for such analysis, including a discussion of the Tonopah factors. If you are relying on rule 3a-2 under the Investment Company Act, please describe EastBridge’s efforts to resolve its status issue.

The amount of EastBridge’s investment securities, government and cash equivalents, and total assets as of December 31, 2011 is $871,477, $602,747 and $1,474,224, respectively. EastBridge accordingly owns (on a consolidated basis) investment securities having a value of approximately 59.1 % of its total assets exclusive of Government securities and cash items.

The Company believes it qualifies for the exemption under Section 3(b)(1) of the Investment Company Act, which provides that an issuer is not an “investment company” within the meaning of the Investment Company Act if it “primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities.”

Although the Investment Company Act does not define “primarily engaged”, the Commission, in Tonopah Mining Co. of Nevada, set out a five-factor qualitative and quantitative test to determine an issuer’s primary engagement. 26 S.E.C. 426 (1947). The five Tonopah factors are: (i) the company’s history, (ii) its public representations, (iii) the activities of its officers and directors, (iv) the nature of its assets, and (v) the sources of its income— all of which serve as a proxy for what a “reasonable investor” would believe to be an investment company. Tonopah identified the most important factor as whether “the nature of the assets and income of the company … was such as to lead investors to believe that the principal activity of the company was trading and investing in securities.”

(i) History

The first of the qualitative Tonopah factors is the issuer’s history. When reviewing an issuer’s historical development, the Commission considers the issuer’s primary engagement in the past, and whether and how the issuer’s engagement changed over time. Tonopah, 26 S.E.C. at 427. In several cases of “inadvertent investment companies,” the issuer was engaged primarily in an operating enterprise and, with time, its operations dwindled and its investments increased, prompting the question of whether it inadvertently became an investment company. See Electric Bond, 42 S.E.C. at 1054-55; Tonopah, 26 S.E.C. at 427-28; Tobacco Products Export Corp., 12 S.E.C. 743, 744 (1943); National Presto, 486 F.3d at 307; SEC v. Fifth Avenue Coach Lines, Inc., 289 F. Supp. 3, 9-11 (S.D.N.Y. 1968). The Commission also considers whether the issuer has recently increased or decreased its securities holdings. Electric Bond, 42 S.E.C. at 1065. In re Daxor Corp., Initial Decision Release No. 428, File No. 3-14055, August 31, 2011.

The Company was incorporated in the State of Arizona on June 25, 2001.  The Company's principal activity through June 30, 2005 was to manufacture mobile entertainment products. The Company then decided to exit the mobile video game market and dedicate its activities to providing investment related services in Asia. Over the past 7 years, the Company has been engaged in providing consulting and advisory services to small to medium-size companies, most of which are located in Asia, and assisting with their efforts to obtain access to various capital markets. The Company initially was focused on serving Chinese corporate clients and has recently expanded its reach in the U.S. and Australian markets. Although the Company received equity interests in its clients as part of the consideration for the service rendered by the Company, its securities holdings in most of such companies after the original grant dates have not changed. The history of the Company demonstrates the Company has had significant and continuous business operations other than trading and investing in securities.

(ii) Public Representations

In reviewing an issuer’s public representations of policy, the Commission considers the issuer’s registration statement, reports to stockholders, and periodic filings. Tonopah, 26 S.E.C. at 428-30. Under Tonopah, an issuer’s representations about the nature of its assets and income are most important, as this informs investors of the issuer’s primary activity. 26 S.E.C. at 430 (“More important . . . the nature of the assets and income of the company, disclosed in the annual reports filed with the Commission and in reports sent to stockholders, was such as to lead investors to believe that the principal activity of the company was trading and investing in securities.”); Tobacco Products, 12 S.E.C. at 747 (“[T]he mere statement of the assets in the annual reports necessarily induces in investors a major reliance on [the] portfolio as an asset base and earnings producer.”). In re Daxor Corp.

The Company has disclosed in its previous annual and periodic reports that “EastBridge is one of the very few United States companies solely concentrated in marketing consulting services to the many small to mid-size Asian companies that require financial services to assist them in expanding in their local markets.” In the narrative sections of its periodic reports, the Company represents itself as a provider of consulting services and details its operational efforts. With respect to the financial information, in the annual report on Form 10-K for the fiscal year 2011, the Company states that “our primary source of cash inflows has historically been from listing agreement customers.  In 2010 we received an advance payment of shares of a client that is expected to complete [its listing] in the first half of 2011.” The public representation made by the Company indicates that it is primarily engaged in a business other than that of trading and investing in securities.

(iii) The Activities of the Company’s Officers and Directors

The Commission next considers how and where the issuer’s employees spend their time and effort. Tonopah, 26 S.E.C. at 430; National Presto, 486 F.3d at 313. Where employees spend considerable time managing the investment securities, there is greater likelihood that the issuer is primarily engaged in the investment business. Id.

Mr. Wong, the Chief Executive Officer and director of the Company, spends about  98% of his time working with the Company’s potential and existing clients and he regularly visits China in furtherance of his marketing efforts. Mr. Klein, the Chief Financial Officer, Chief Operating Officer and Investor Relations Officer of the Company, spends about 95% of his time on managing the daily operation and financial matters of the Company. All of the Company’s employees are involved in marketing efforts and providing services to the Company’s clients rather than managing investment securities. In fact, the Company would not characterize the securities it owns as investment securities but rather as compensation received in the form of equity. Clearly, if measured by employee work-hours, this factor weighs in favor of the Company being primarily engaged as a consulting services provider.

(iv) The Nature of the Company’s Assets

The issuer’s asset composition is one of the two most important factors in determining an issuer’s primary business. Tonopah, 26 S.E.C. at 430-31. The Commission’s emphasis on the issuer’s assets comports with the underlying purpose of the Investment Company Act. The assets of investment companies are liquid, are easily tradable securities and, therefore, can be more easily misappropriated and diverted by unscrupulous managers. Id. The purpose of the Investment Company Act is to provide safeguards against such occurrence, by imposing substantive rules upon an issuer’s governance structure, rather than merely requiring transparency. Id. Thus, Tonopah’s focus on an issuer’s assets when determining its primary business is aligned with the Investment Company Act’s rationale. In re Daxor Corp.

A majority of the Company’s assets are comprised of securities received by the Company as part of its compensation for services rendered and are not highly liquid. More specifically, the Company will be granted shares of its corporate clients only when these clients register their shares with the Commission. As indicated from the Company’s responses to the Commission’s questions above, there is presently no public market in most of the securities that the Company holds, and it is uncertain if such securities will be listed on a securities exchange or if a market for such securities will ever develop. Even though from an asset perspective, more than 59% of the Company’s assets are composed of investment securities, the Company is not primarily engaged in a business of investing, reinvesting, owning, holding, or trading in securities due to the nature of such securities being part of the compensation for the Company’s services and the lack of liquidity of such securities.

(v) Sources of the Company’s Income

Finally, an issuer’s source of income is the second of the two most important indications of its primary engagement. Tonopah, 26 S.E.C. at 427, 431. Tonopah considered both gross and net income, as well as expenditures incurred to produce income. 26 S.E.C. at 431; National Presto, 486 F.3d at 313. In re Daxor Corp.

Since 2005, an average of 3% of the Company’s gross income and 10% of its net income has been from its sale of investment securities. As discussed above, although approximately 59% of the Company’s assets are securities, such securities were received by Company as part of its compensation for services rendered.

In a recent case, the Commission has determined that Daxor Corp. could not rely on the exemption under Section 3(b)(1) of the Investment Company Act because sales of Daxor Corp’s medical products have never generated an operating profit or significant operating revenue and Daxor is completely dependent on its investment activities to remain in business. In re Daxor Corp. Unlike Daxor Corp., 90% of whose gross income is derived from investment securities, the Company generates most of its income through providing services in exchange for cash and equity compensation. Whereas Daxor’s securities trading had increased to the point where, by September 2007 and through October 2010, Daxor averaged 424 trades per month, the Company’s sales and trading of its securities holdings have been less than one per month on average, including the recent sale by the Company of 500,000 ordinary shares of Tsingda Eedu to An Lingyan in exchange for a cash payment of $600,000. The Company conducted irregular sales of its securities to realize the compensation for the services rendered to its clients, which is comparable to stock compensation received by employees of a company and is different from achieving income and profits primarily through buying and selling of securities. Furthermore, Daxor does not acquire its investment securities through any of its business operation, which is factually distinguishable from the Company’s practice whereby it acquired all of the securities it owns through equity compensation granted from its clients.

In conclusion, taken into consideration the quantitative and qualitative factors set out in Tonopah, the Company believes it can avail itself of the exemption under Section 3(b)(1) of the Investment Company Act because the source of its primary income and the operating history will not “lead investors to believe that the principal activity of the company was trading and investing in securities.”

The Company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure inthe filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact either myself at (480) 966-2020 or our counsel Adam Mimeles, Esq., at (212) 370-1300.

Sincerely,

EastBridge Investment Group Corp.

	By:	/s/ Norman Klein
Norman Klein
Chief Financial Officer
cc: Ellenoff Grossman & Schole LLP

Annex A

I. Company	II. SEC status	III. FINRA status	IV. Eastbridge Interest	V. Agreement Type	VI. Distribution to EBIG Shareholders	VII. Engagement Date
Wonder International Education and Investment Group Corporation, an Arizona company	Registration Statement on Form S-1 effective January 6, 2011	Application submitted	3,400,000 shares issued to Eastbridge (17% of company)	Entrustment Agreement	899,875	April, 2008
Tsingda Edu Corporation, a Cayman Islands company	Registration Statement on Form S-1 effective March 4, 2011	Application submitted	2,079,740 shares isssued to Eastbridge (6% of company)	Entrustment Agreement	300,018	Decemeber, 2009
Dwarf Technology Holdings, Inc., an Arizona company	Registration Statement on Form S-1 filed on August 16, 2011 (responding to SEC comments)	N/A	3,000,000 shares issued to Eastbridge (15% of company)	Entrustment Agreement /filed with SEC	N/A	July, 2010
Alpha Lujo, Inc., a New York company	Registration Statement on Form S-1 effective March 13, 2009, Trading OTC Pink (symbol ALEV)	Trading	2,142,350 shares issued to Eastbridge (8% of company)	Consulting Agreement	N/A	December, 2010
Alpha Green Energy Limited, an Arizona company	Registration Statement on Form S-1 filed on February 16, 2010	N/A	N/A	Entrustment Agreement	N/A	February, 2009
Arem Pacific Corporation, an Arizona company	Not Registered	N/A	34,500,000 shares issued to Eastbridge (16% of company)	Entrustment Agreement	N/A	April, 2009
LongWen Culture Media Holdings, Inc., an Arizona company	Not Registered	N/A	no shares issued (25% of company per agreement)	Entrustment Agreement /filed with SEC	N/A	September, 2011
International Air Medical Services, Inc., an Arizona company	Not Registered	N/A	no shares issued (8% of company per agreement)	Entrustment Agreement	N/A	February, 2012
American C&D Logistics, LLC, a Pennsylvania limited liability company	Not Registered	N/A	no shares issued (10% of company per agreement)	Entrustment Agreement	N/A	March, 2012
PhotoFunds, Inc., a New Jersey company	Not Registered	N/A	no shares issued (10% of company per agreement)	Entrustment Agreement	N/A	March, 2012

A-1